SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549
SCHEDULE TO
Amendment No. 1
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Medicis Pharmaceutical Corporation
(Name of Subject Company (Issuer))
Medicis Pharmaceutical Corporation
(Names of Filing Persons (Offerors))

1.5% Contingent Convertible Notes due 2033	584690AB7
(Titles of Classes of Securities)	(CUSIP Number of Class of Securities)

Jason D. Hanson
Executive Vice President, General Counsel and Secretary
Medicis Pharmaceutical Corporation
8125 North Hayden Road
Scottsdale, Arizona 85258-2463
(602) 808-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:
Charles K. Ruck, Esq.
R. Scott Shean, Esq.
Angela L. Grinstead, Esq.
Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626
Tel: (714) 540-1235
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$286,039,325	$11,241.35
*	Calculated solely for purposes of determining the filing fee. The purchase price of the 1.5% Contingent Convertible Notes due 2033 (the “Securities”), as described herein, is $1,007.50 per $1,000 principal amount at maturity outstanding. As of May 2, 2008 there was $283,910,000 in aggregate principal amount at maturity of Securities outstanding, resulting in an aggregate maximum purchase price of $286,039,325.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

Items 1 through 12
SIGNATURES
INDEX TO EXHIBITS

INTRODUCTORY STATEMENT
     This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO–I filed by Medicis Pharmaceutical Corporation (the “Company”), on May 6, 2008 (the “Schedule TO–I”), related to the Company’s 1.5% Contingent Convertible Senior Notes due 2033 (the “Securities”). This Amendment relates to the right of each holder (the “Holder”) of the Securities to sell, and the obligation of the Company to purchase the Securities (the “Option”), as set forth in the Company Notice to Holders of 1.5% Contingent Convertible Senior Notes due 2033, dated May 6, 2008 (the “Company Notice”), and the related notice materials previously filed as exhibits to the Schedule TO–I (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”). The Option Documents are incorporated by reference in this Amendment. This Amendment amends and supplements the Schedule TO–I as set forth below and is intended to satisfy the disclosure requirements of Rule 13e–4(c)(4) under the Securities Exchange Act of 1934, as amended.
     The Option expired at 5:00 p.m., New York City time, on June 3, 2008. The Company has been advised by Deutsche Bank Trust Company Americas, as paying agent (the “Paying Agent”), that, pursuant to the terms of the Option, Securities with an aggregate principal amount at maturity of approximately $283.7 million were validly surrendered and not withdrawn prior to the expiration of the Option. The Company has accepted for purchase all of the Securities validly surrendered and not withdrawn. The purchase price for the Securities pursuant to the Option was $1,007.50 per $1,000 principal amount at maturity. Accordingly, the aggregate purchase price for all the Securities validly surrendered and not withdrawn prior to the expiration of the Option was approximately $285.9 million. The Company has forwarded cash in payment of the purchase price to the Paying Agent to distribute to the Holders. After the purchase pursuant to the Option, approximately $181,000 principal amount at maturity of the Securities remains outstanding.
Items 1 through 12.
     Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDICIS PHARMACEUTICAL CORPORATION
By:	/s/ Richard D. Peterson
Name: Richard D. Peterson
Title: Executive Vice President, Chief Financial Officer and Treasurer

Date: June 5, 2008

INDEX TO EXHIBITS

(a)(1)(A)	Company Notice to Holders of 1.5% Contingent Convertible Notes due 2033, dated May 6, 2008.*

(a)(1)(B)	Form W–9.*

(b)	Not applicable.

(d)(1)	Indenture, dated as of August 19, 2003, between the Company, as issuer, and Deutsche Bank Trust Company Americas, as Trustee, incorporated by reference to Exhibit 4.1(D) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2004, previously filed with the Securities and Exchange Commission on September 10, 2004.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed